SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to Buenos Aires Stock Exhange regarding BBVA Banco Francés’ Irrevocable Capital Contribution to Atuel Fideicomisos S.A.

Buenos Aries, February 3, 2004

To:	Buenos Aires Stock Exchange
Securities Exchange Commission
Central Bank

Re:	Irrevocable Capital Contribution to Atuel Fideicomisos S.A.

We hereby inform that on February 3, 2004, as required by current regulations of the Argentine Securities Exchange Commission and the Central Bank of Argentina, BBVA Banco Francés S.A. made an irrevocable capital contribution to Atuel Fideicomisos in the amount of twelve million nine hundred ninety-nine thousand eight hundred seventy Argentine Pesos (Ps. 12,999,870).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 5, 2004	By:	/s/ María Elena Siburu de López Oliva
		Name:	María Elena Siburu de López Oliva
		Title:	Investor Relations Manager